SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                        (Amendment No. ______6______)(1)


                     AMERICAN PHYSICIANS SERVICE GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    028882108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                /X/ Rule 13d-1(c)
                                / / Rule 13d-1(d)


________________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS: Daniel Zeff
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)       X
                                                                   (b)
--------------------------------------------------------------------------------
     SEC USE ONLY

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

--------------------------------------------------------------------------------
  NUMBER OF            SOLE VOTING POWER                           223,630
   SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
--------------------------------------------------------------------------------
                       SHARED VOTING POWER                         0

--------------------------------------------------------------------------------
                       SOLE DISPOSITIVE POWER                      223,630

--------------------------------------------------------------------------------
                       SHARED DISPOSITIVE POWER                    0

--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  223,630


--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             8.0%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*                                     IN

=-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS: Spectrum Galaxy Fund Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)       X
                                                                   (b)
--------------------------------------------------------------------------------
     SEC USE ONLY

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION        British Virgin Islands

--------------------------------------------------------------------------------
  NUMBER OF            SOLE VOTING POWER                           108,316
   SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
--------------------------------------------------------------------------------
                       SHARED VOTING POWER                         0

--------------------------------------------------------------------------------
                       SOLE DISPOSITIVE POWER                      108,316

--------------------------------------------------------------------------------
                       SHARED DISPOSITIVE POWER                    0

--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  108,316


--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             3.9%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*                                     CO

=-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS: Zeff Capital Partners I, L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)       X
                                                                   (b)
--------------------------------------------------------------------------------
     SEC USE ONLY

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

--------------------------------------------------------------------------------
  NUMBER OF            SOLE VOTING POWER                           115,314
   SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
--------------------------------------------------------------------------------
                       SHARED VOTING POWER                         0

--------------------------------------------------------------------------------
                       SOLE DISPOSITIVE POWER                      115,314

--------------------------------------------------------------------------------
                       SHARED DISPOSITIVE POWER                    0

--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  115,314


--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             4.1%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*                                     PN

=-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS: Zeff Holding Company, LLC
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------


     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)       X
                                                                   (b)
--------------------------------------------------------------------------------
     SEC USE ONLY

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

--------------------------------------------------------------------------------
  NUMBER OF            SOLE VOTING POWER                           115,314
   SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
--------------------------------------------------------------------------------
                       SHARED VOTING POWER                         0

--------------------------------------------------------------------------------
                       SOLE DISPOSITIVE POWER                      115,314

--------------------------------------------------------------------------------
                       SHARED DISPOSITIVE POWER                    0

--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  115,314


--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             4.1%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*                                     OO

=-------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                           AMERICAN PHYSICIANS SERVICE GROUP, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           1301 Capital of Texas Highway

                           Austin, TX 78746

Item 2(a).        Name of Person Filing:

                           This statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by Zeff Capital Partners, I, L.P., a Delaware limited partnership ("Capital"), Zeff Holding Company, LLC, a Delaware limited liability company ("Holding"), Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands ("Spectrum") and Daniel Zeff, an individual ("Zeff") (Capital, Holding, Spectrum and Zeff are hereinafter collectively referred to as the "Reporting Persons"). Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum. Zeff is the sole manager and member of Holding, which in turn serves as the general partner for Capital. Accordingly, the Reporting Persons are making a group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a "group" for the purposes of
                           Section 13(d)(3) of the Exchange Act.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           The address of the principal place of business and principal office of each of the Reporting Persons is:

                           50 California Street, Suite 1500
                           San Francisco, CA 94111
Item 2(c).        Citizenship:

                           Zeff is a United States citizen. Spectrum is organized under the laws of the British Virgin Islands. Capital and Holding are organized under the laws of the State of Delaware.

Item 2(d).        Title of Class of Securities:

                           Common Stock, par value $0.10 ("Common Stock")

Item 2(e).        CUSIP Number:

                           028882108

Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
        (c), check whether the person filing is a: Not Applicable

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Exchange Act;

          (e)  [ ]    Investment    Adviser    in    accordance    with   Rule
               13d-1(b)(1)(ii)(E);

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

          (i) [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




Item 4.  Ownership.

A.  Daniel Zeff
    ------------

(a)  Amount beneficially owned:                                                                              223,630
(b)  Percent of Class:                                                                                           8.0%
(c)   Number of shares as to which such person has:
            (i)        Sole power to vote or direct the vote:                                                223,630
            (ii)       Shared power to vote or to direct the vote:                                                 0
            (iii)      Sole power to dispose or direct the disposition of:                                   223,630
            (iv)       Shared power to dispose or to direct the disposition of:                                    0


B.  Spectrum
    --------

(a)  Amount beneficially owned:                                                                             108,316
(b)  Percent of Class:                                                                                          3.9%
(c)   Number of shares as to which such person has:
            (i)            Sole power to vote or direct the vote:                                           108,316
            (ii)           Shared power to vote or to direct the vote:                                            0





                                     - 7 -

            (iii)          Sole power to dispose or direct the disposition of:                              108,316
            (iv)           Shared power to dispose or to direct the disposition of:                               0


C.  Capital
    -------

(a)  Amount beneficially owned:                                                                             115,314
(b)  Percent of Class:                                                                                          4.1%
(c)   Number of shares as to which such person has:
            (i)            Sole power to vote or direct the vote:                                           115,314
            (ii)           Shared power to vote or to direct the vote:                                            0
            (iii)          Sole power to dispose or direct the disposition of:                              115,314
            (iv)           Shared power to dispose or to direct the disposition of:                               0


D.  Holding
    -------

(a)  Amount beneficially owned:                                                                             115,314
(b)  Percent of Class:                                                                                          4.1%
(c)   Number of shares as to which such person has:
            (i)            Sole power to vote or direct the vote:                                           115,314
            (ii)           Shared power to vote or to direct the vote:                                            0
            (iii)          Sole power to dispose or direct the disposition of:                              115,314
            (iv)           Shared power to dispose or to direct the disposition of:                               0




                                    As calculated in accordance with Rule 13d-3
                           of the Exchange Act, Zeff beneficially owns 223,630 shares of the Issuer's Common Stock, representing 8.0% of the Common Stock. Zeff does not directly own any shares of Common Stock. Zeff's beneficial ownership is comprised of 115,314 shares of Common Stock held by Capital and 108,316 shares of Common Stock held by Spectrum. Zeff beneficially owns the shares of Common Stock held by Capital in his capacity as the sole manager and member of Holding, which in turn serves as the general partner Capital. Zeff beneficially owns the shares of Common Stock held by Spectrum in his capacity as investment manager to Zeff Capital Offshore Fund, a class of shares of Spectrum.

Item 5.      Ownership of Five Percent or Less of a Class.

                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

                      Capital has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the 115,314 shares of Common Stock held by it, which power is exercisable by Mr. Zeff as sole manager of Holding, Capital's general partner.

                      Spectrum has the sole power to receive and to direct the receipt of dividends from, and the proceeds from the sale of, the 108,316 shares of Common Stock held by it, which power is exercisable by Mr. Zeff as investment manager.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                      Not Applicable

Item 8.      Identification and Classification of Members of the Group.

                      Please see Exhibit 1, Joint Filing Agreement.

Item 9.      Notice of Dissolution of Group.

                      Not Applicable

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: February 13, 2007           /s/ Daniel Zeff
                                   ----------------------------------
                                   Daniel Zeff


                                   ZEFF HOLDING COMPANY, LLC

                                   By: /s/ Daniel Zeff
                                   ----------------------------------
                                   Name: Daniel Zeff
                                   Title: Manager


                                   ZEFF CAPITAL PARTNERS I, L.P.
                                   By: Zeff Holding Company, LLC,
                                   as general partner

                                   By: /s/ Daniel Zeff
                                   ----------------------------------
                                   Name: Daniel Zeff
                                   Title: Manager


                                   SPECTRUM GALAXY FUND LTD.

                                   By: /s/ Dion R. Friedland
                                   ----------------------------------
                                   Name: Dion R. Friedland
                                   Title: Director


     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                                                   Exhibit 1



                             Joint Filing Agreement



     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of AMERICAN PHYSICIANS SERVICE GROUP, INC., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

In witness hereof, the undersigned hereby executed this Agreement this 13 day of February, 2007.



                                   /s/ Daniel Zeff
                                   ----------------------------------
                                   Daniel Zeff


                                   ZEFF HOLDING COMPANY, LLC

                                   By: /s/ Daniel Zeff
                                   ----------------------------------
                                   Name: Daniel Zeff
                                   Title: Manager


                                   ZEFF CAPITAL PARTNERS I, L.P.
                                   By: Zeff Holding Company, LLC,
                                   as general partner

                                   By: /s/ Daniel Zeff
                                   ----------------------------------
                                   Name: Daniel Zeff
                                   Title: Manager


                                   SPECTRUM GALAXY FUND LTD.

                                   By: /s/ Dion R. Friedland
                                   ----------------------------------
                                   Name: Dion R. Friedland
                                   Title: Director